FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Orrstown Financial Services, Inc.

77 E. King Street

Shippensburg, PA 17257

Attn: Thomas R. Quinn, Jr., President & CEO

(717) 530-2602

May 19, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Marc Thomas, Staff Accountant

Re:	Orrstown Financial Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 11, 2011

Form 8-K Filed March 22, 2010

File No. 1-34292

Dear Mr. Thomas:

By this letter, Orrstown Financial Services, Inc. (the “Company”) is responding to the comments of the staff (the “Staff) of the United States Securities and Exchange Commission (the “Commission”) in their supplemental comment letter dated May 4, 2011. The Company’s responses have been titled and numbered to correspond to the Staff’s supplemental comment letter.

As set forth below, we are requesting confidential treatment for portions of this letter as identified by [***] (the “Confidential Portions”), pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 CFR §200.83 (the “Rule”), and in connection with the Freedom of Information Act (5 USC §552). In accordance with Rule 83, we have separately filed this letter (but not the Confidential Portions) with the Freedom of Information and Privacy Act Office of the Commission. The unredacted Confidential Portions are being submitted to you separately.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Asset Quality, Risk Elements page 45

Staff Comment:

1.	We note your response to comment 2 in our letter dated March 25, 2011. Please provide us with additional information on these four lending relationships in order to support the company’s position that these loans should not be classified as being impaired due to the financial strength and willingness of the guarantors to meet the financial obligations under the loans. In your response, please also address the following:

•	The overall nature and terms of each of these four lending relationships;

•	Information supporting the Company’s belief that the guarantors are willing to perform;

•	The current payment status as well as overall payment history to date;

•	Whether the guarantors have performed previously on these specific lending credits;

Confidential Treatment Requested

by Orrstown Financial Services, Inc.

Request #2

•	Collateral analysis for each of the four lending relationships supporting the Company’s position that the loans are not impaired; and

•	Whether the Company actually receives updated annual financial information from each of the respective guarantors in each of the lending relationships.

Company’s Response:

The four credits referred to in our response to comment 2 of your letter dated March 25, 2011 include:

1.	A *** unit townhouse/duplex project in ***. The property originally appraised at $*** million on May 23, 2006. A subsequent appraisal lowered the value to $*** million. The outstanding loan balance is $*** million. The *** guarantors show combined net worth of $*** million, which includes liquid assets consisting of cash and marketable securities of $*** million. The loan remains current, the property is fully occupied and produces sufficient cash flow to cover existing debt service and expenses. Financial information is current.

2.	Multiple projects in *** have created four different loans that aggregate to $***. Collateral values of the *** properties securing the loans are $*** million but they are currently in the process of being reappraised. The Bank expects lower valuations once the appraisals are completed. Guarantors are the *** of the borrower that show $*** million of net worth and $*** million of liquidity in the form of cash and marketable securities. In addition, the guarantors have established a deposit account with the Bank and placed one year’s worth of debt service in the account as additional collateral. The loan is current and financial information is current.

3.	A *** unit townhouse project in ***. The originally appraised value of the project was $*** million. The Bank has ordered updated appraisals and expects the value to decline. The current outstanding loan balance is $*** million. Guarantors are the *** of the borrower that show $*** million of net worth and $*** million of liquidity in the form of cash and marketable securities ***. The *** units are fully occupied and produce sufficient cash flow to cover existing debt service and expenses. The loan is current and the financial information is current.

4.	Two companies with common ownership combine to equal $*** million in outstanding loans. One company is a *** in a five state region of the Mid Atlantic. The *** has historically been profitable, but after losses in *** and ***, has returned to profitability in ***. This company is also a guarantor for its sister company’s debt. The sister company is a ***. There is $*** million in appraised value of real estate collateral in *** properties securing the loans. In addition there are perfected security interests in the operating assets of each of the two companies. The principal of the company, who guarantees the debt, shows net worth of $*** million with liquid assets of $***, consisting of cash and marketable securities. All loans are current and financial information is current.

Due to the fact that all four lending relationships are presently current and generally have been current throughout their histories, the cash flow generated from the properties to meet debt service requirements, and the strength of the guarantors, the Company does not believe the loans are impaired despite the fact that the outstanding balances on the loans may exceed the current appraised values of the collateral.

Form 8-K filed March 22, 2010

Staff Comment:

2.	We note the disclosures included within this Form 8-K. Please provide us with an updated status of the Company’s collection efforts on the loans previously made to Yorktown Funding from the point in time they filed Bankruptcy through the date of your response. Your response should also address the following:

•	Whether the loans to Yorktown Funding were ever actually secured by the pledges of the construction loans and the mortgages securing the construction loans extended by Yorktown;

Orrstown Financial Services, Inc. respectfully requests that the information represented by the symbol *** on this page be treated as confidential information and that the Commission provide timely notice to Orrstown Financial Services, Inc., Attn: Thomas R. Quinn, Jr., President and Chief Executive Officer, 77 East King Street, Shippensburg, PA 17257, (717) 530-2602, before it permits any disclosure of such information.

Confidential Treatment Requested

by Orrstown Financial Services, Inc.

Request #2

•	Whether the Bank has made a determination as to whether they are a secured or unsecured creditor;

•	Provide us with a detailed ALLL activity analysis reflective of activity within each quarterly period since the Company filed for bankruptcy;

•

Provide us with a detailed quarterly collateral valuation analysis and a textual explanation of how and why this analysis is consistent with the judgments and determinations you made regarding the ALLL activity denoted in the preceding bullet point; and

•	Address whether and to what extent the Company has given any consideration to personal guarantors.

Company’s Response:

Orrstown Bank (the “Bank”) was listed as a creditor holding an unsecured nonpriority claim on the Schedules filed by Yorktown Funding, Inc. (“Yorktown”) in its case for relief under Chapter 11 of the United States Bankruptcy Code filed in the Bankruptcy Court for the Middle District of Pennsylvania on February 9, 2010. The Bank was listed along with all other financial institutions that provided financing to Yorktown as a creditor holding unsecured nonpriority claims. The initial schedules listing the Bank as a creditor holding an unsecured nonpriority claim were not filed by Yorktown until March 12, 2010. On March 19, 2010, the first meeting of creditors was held pursuant to Section 341 of the Bankruptcy Code. At the first meeting of creditors, counsel for Yorktown stated all banks were deemed by Yorktown to be creditors holding unsecured nonpriority claims and the legal burden to prove otherwise resided with the creditors. Representatives of Yorktown stated at the March 19, 2010 first meeting of creditors their intention to pay all creditors in full.

The Bank was to have been secured by pledges of the construction loans and the mortgages securing the construction loans extended by Yorktown. The Bank filed its proof of claim as a secured creditor. Although a basis exists to argue that the Bank’s liens were not properly perfected, Yorktown subsequently agreed to waive all objections to the Bank’s proof of claim.

The Bank has aggressively pursued collection efforts since the initial filing by Yorktown. The Bank has worked with Yorktown and several other creditors to develop a plan and financing to allow Yorktown to emerge from bankruptcy. ***.

After several months of additional negotiation, the Bank issued final loan commitments on April 19, 2011, at which time, Yorktown accepted the commitments. On May 11, 2011, Yorktown filed a Plan of Reorganization with the United States Bankruptcy Court for the Middle District of Pennsylvania. The Plan provides for payment in full of all claims, including the Bank’s claim, which will be paid in cash on the Effective Date of the Plan. The Effective Date is scheduled to be fifteen (15) days after entry of the Bankruptcy Court Order confirming the Plan. The Bank is cautiously optimistic that the Confirmation Date of the plan could occur before August 15, 2011.

The exit financing will be secured by first-lien mortgages on residential manufactured, modular and site-built homes already owned by Yorktown, as well as a first-lien mortgage on additional real estate collateral provided by the guarantor. The total credit exposure to the Bank under the newly underwritten exit financing is $8,998,000. In addition to the exit financing, the Bank, as lead bank, and several other financial institutions will provide a credit facility to a newly formed entity, with related principals, to continue operations similar to that of Yorktown. Advances under the new facility are expected to be approximately $16,000,000 of which the Bank’s share is expected to be $7,800,000. These advances will be secured by a UCC-1 filing, recorded assignments of first-lien mortgages on the residential manufactured, modular and site-built homes, and the original promissory notes for loans originated by the newly formed entity with proceeds of the new credit facility.

Orrstown Financial Services, Inc. respectfully requests that the information represented by the symbol *** on this page be treated as confidential information and that the Commission provide timely notice to Orrstown Financial Services, Inc., Attn: Thomas R. Quinn, Jr., President and Chief Executive Officer, 77 East King Street, Shippensburg, PA 17257, (717) 530-2602, before it permits any disclosure of such information.

Confidential Treatment Requested

by Orrstown Financial Services, Inc.

Request #2

The guarantors have been cooperative in working with the Bank during the bankruptcy proceedings and the negotiation of the post petition financing. One of the guarantors has pledged additional real estate appraised at $*** million and will personally lend Yorktown an additional $4 million which will be subordinated to the Bank debt.

Attached to this letter is Exhibit I, which provides the details of the ALLL analysis which was completed by the Bank on a quarterly basis since the Loan was placed on nonaccrual status. The quarterly breakdowns of the outstanding balances due to the Bank, shown in Exhibit I, were provided by Yorktown. The movement in the outstanding breakdowns were based upon the foreclosure upon or sale by Yorktown of properties securing loans it originated. If a property was sold, either the net proceeds were reinvested by Yorktown in new loans or were held by Yorktown in the form of cash. As of March 31, 2011, Yorktown had cash balances of $3.2 million. ***.

The initial analysis as to the reserve allocation of the impaired Yorktown loan as of March 31, 2010 was performed using a discount of ***% of the outstanding balances advanced by the Bank to Yorktown for loans which were ultimately foreclosed upon by Yorktown and were being held by Yorktown as either rental properties or real estate held for sale. The ***% discount was an estimate by Bank management of the current discounts of the carrying values of the underlying real estate.

The subsequent analysis for June 30, 2010 and September 30, 2010 were performed using a discount of ***% of the outstanding balances advanced by the Bank to Yorktown for loans which were ultimately foreclosed upon by Yorktown and were being held by Yorktown as either rental properties or real estate for sale. This discount was increased significantly from the previously used ***%, based upon several discussions with the management of Yorktown and its recent experience with values of real estate in the markets where the properties were located.

The analyses for December 31, 2010 and March 31, 2011 were performed using a discount of ***% of the outstanding balances advanced by the Bank to Yorktown for loans which were ultimately foreclosed upon by Yorktown and were being held by Yorktown as either rental properties or real estate held for sale. The ***% discount established by the Bank reflected current appraisals on the real estate owned by Yorktown. ***.

Confidential Treatment Requested

In addition, in connection with the submission of this response letter, the Company requests, pursuant to 17 CFR §200.83, that the Confidential Portions be maintained in confidence, not be made part of any public record and not be disclosed to any person as the Confidential Portions contain confidential, commercially sensitive information. In accordance with 17 CFR §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the Confidential Portions, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company, if it deems necessary or appropriate, may pursue any remedies available to it.

Please direct any questions regarding the Company’s response to the undersigned at (717) 530-2602.

Yours truly,

ORRSTOWN FINANCIAL SERVICES, INC.

/s/ Thomas R. Quinn, Jr.

Thomas R. Quinn, Jr.
President and Chief Executive Officer

cc:	Dean H. Dusinberre, Esquire
Scott Drake, CPA

Orrstown Financial Services, Inc. respectfully requests that the information represented by the symbol *** on this page be treated as confidential information and that the Commission provide timely notice to Orrstown Financial Services, Inc., Attn: Thomas R. Quinn, Jr., President and Chief Executive Officer, 77 East King Street, Shippensburg, PA 17257, (717) 530-2602, before it permits any disclosure of such information.

Confidential Treatment Requested

by Orrstown Financial Services, Inc.

Request #2

Exhibit I.

3/31/2010	Current Outstanding		Collateral Discount Factor	Allocation
Orrstown Advances Foreclosed Upon and Converted to Owned Real Estate	$	***	***	$	***

Orrstown Advances on Current Active Loans		***	0%		—

Total	$	***		$	***

6/30/2010	Current Outstanding		Collateral Discount Factor	Allocation
Orrstown Advances Foreclosed Upon and Converted to Owned Real Estate	$	***	***	$	***

Orrstown Advances on Current Active Loans		***	0%		—

Total	$	***		$	***

9/30/2010	Current Outstanding		Collateral Discount Factor	Allocation
Orrstown Advances Foreclosed Upon and Converted to Owned Real Estate	$	***	***	$	***

Orrstown Advances on Current Active Loans		***	0%		—

Total	$	***		$	***

12/31/2010	Current Outstanding		Collateral Discount Factor	Allocation
Orrstown Advances Foreclosed Upon and Converted to Owned Real Estate	$	***	***	$	***	#

Orrstown Advances on Current Active Loans		***	0%		—

Total	$	***		$	***

3/31/2011	Current Outstanding		Collateral Discount Factor	Allocation
Orrstown Advances Foreclosed Upon and Converted to Owned Real Estate	$	***	***	$	***	#

Orrstown Advances on Current Active Loans		***	0%		—

Total	$	***		$	***

#	Bank maintained specific allocation at ***

Orrstown Financial Services, Inc. respectfully requests that the information represented by the symbol *** on this page be treated as confidential information and that the Commission provide timely notice to Orrstown Financial Services, Inc., Attn: Thomas R. Quinn, Jr., President and Chief Executive Officer, 77 East King Street, Shippensburg, PA 17257, (717) 530-2602, before it permits any disclosure of such information.

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